UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CURO Group Holdings Corp.
(Name of Issuer)

Common Stock, Par Value $ 0.001 Per Share
(Title of Class of Securities)

23131L 107
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23131L 107	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Douglas Richard Rippel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
6	SHARED VOTING POWER 6,883,524
7	SOLE DISPOSITIVE POWER 0 (1)
8	SHARED DISPOSITIVE POWER 6,883,524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,883,524
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Mr. Rippel’s shares covered under this 13G do not reflect unvested restricted stock units previously granted to Mr. Rippel for service on the Issuer’s board of directors that are not exercisable within 60 days of December 31, 2017.

(2)          The percentage ownership is based on 45,561,419 shares of Common Stock outstanding following completion of the Issuer’s initial public offering (the “IPO”), as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2017. Such amount of shares issued and outstanding includes 1,000,000 shares of Common Stock acquired by the underwriters following their exercise of the over-allotment option subsequent to the closing of the IPO.

CUSIP No. 23131L 107	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Rippel Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 6,883,524
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 6,883,524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,883,524
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)          The percentage ownership is based on 45,561,419 shares of Common Stock outstanding following completion of the Issuer’s IPO, as reported in the Issuer’s prospectus filed with the SEC on December 8, 2017. Such amount of shares issued and outstanding includes 1,000,000 shares of Common Stock acquired by the underwriters following their exercise of the over-allotment option subsequent to the closing of the IPO.

Item 1.

	(a)	Name of Issuer:
CURO GROUP HOLDINGS CORP.

	(b)	Address of Issuer’s Principal Executive Offices:

3527 North Ridge Road
Wichita, Kansas 67205
Item 2.

	(a)	Name of Person Filing:

Douglas Richard Rippel and Rippel Holdings, LLC (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2018, a copy of which is attached as Exhibit 99.1 to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o CURO Group Holdings Corp., 3527 North Ridge Road, Wichita, KS 67205.

	(c)	Citizenship:

Mr. Rippel is a citizen of the United States of America. Rippel Holdings, LLC is a limited liability company organized under the laws of the State of Kansas.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share ("Common Stock")

	(e)	CUSIP Number:

23131L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount of Common Stock beneficially owned by each Reporting Person is based on the Issuer’s prospectus filed with the SEC on December 8, 2017, which indicated that, following completion of the Issuer’s initial public offering, there would be 45,561,419 shares of Common Stock outstanding (including the over-allotment option exercised by the underwriters subsequent to the closing of the IPO).

In the aggregate, the Reporting Persons beneficially own 6,883,524 shares of Common Stock.  Rippel Holdings, LLC is the record holder of 6,883,524 shares of Common Stock.  Mr. Rippel is the sole member of Rippel Holdings, LLC and as such holds the voting and dispositive power over the Common Stock held by Rippel Holdings, LLC. Accordingly, the Reporting Persons share voting and dispositive power over 6,883,524 shares of Common Stock.  Such amount of securities beneficially owned by the Reporting Persons does not include unvested restricted stock units previously granted to Mr. Rippel for service on the Issuer’s board of directors that are not exercisable within 60 days of December 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ Douglas Richard Rippel
Douglas Richard Rippel

Rippel Holdings, LLC

By:	/s/ Douglas Richard Rippel
Name:	Douglas Richard Rippel
Title:	Sole Member